SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    Form 15

         Certification and Notice of Termination of Registration under
            Section 12(g) of the Securities Exchange Act of 1934 or
                   Suspension of Duty to File Reports Under
                    Section 13 and 15(d) of the Securities
                             Exchange Act of 1934.


                                                 Commission File Number 1-164
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                              ASARCO Incorporated
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            (Exact name of Registrant as specified in its charter)


                                180 Maiden Lane
                    New York, New York 10038 (212) 761-4000
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         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                               7% Notes due 2001
                             7-3/8% Notes due 2003
                          7-7/8% Debentures due 2013
                             8-1/2% Notes due 2025
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           (Title of each class of securities covered by this Form)


                                     None
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             (Titles of all other classes of securities for which
                 a duty to file reports under Section 13(a) or
                                15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s
       ) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  [ ]    Rule 12h-3(b)(1)(ii) [ ]

             Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]

             Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]

             Rule 12g-4(a)(2)(ii) [ ]    Rule 15d-6           [ ]

             Rule 12h-3(b)(1)(i)  [X]


     Approximate number of holders of record as of the certification or notice date:


         (i)    7% Notes due 2001-all held through DTC, which shows
                6 participants as of January 12, 2000.
         (ii)   7-3/8% Notes due 2003-all held through DTC, which shows
                14 participants as of January 12, 2000.
         (iii) 7-7/8% Debentures due 2013-all held through DTC, which shows 12 participants as of January 12, 2000.
         (iv)   8-1/2% Notes due 2025-most held at DTC, which shows
                35 participants as of January 12, 2000, but also has an additional 24 registered holders.

     The registrant currently intends to provide periodic financial information to the holders of the above-referenced securities, although it is under no obligation to do so and such reporting may be discontinued at any time.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ASARCO Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




DATE:  January 19, 2000               By: /s/ Daniel Tellechea Salido
                                          -----------------------------------
                                          Name:   Daniel Tellechea Salido
                                          Title:  Vice President